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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            _________________________

                                   FORM 8-A/A

                                 AMENDMENT NO. 2

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                        NOBEL LEARNING COMMUNITIES, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                     22-2465204
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    (State of incorporation                             (I.R.S. Employer
    or organization)                                    Identification No.)


    1615 West Chester Pike, West Chester, PA                          19382
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    (Address of principal executive offices)                     (Zip code)

    Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
    ---------------------                     ------------------------------

    Series A Junior Participating             Nasdaq National Market
    Preferred Stock Purchase Rights

    If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

    If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

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    Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
        ----------------------------------------------------------------
                                (Title of class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On May 16, 2000 (the "Rights Dividend Declaration Date"), the Board of Directors of Nobel Learning Communities, Inc., a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Common Stock (as hereinafter defined). As used herein, Common Stock shall mean the Common Stock, par value $.001 per share, of the Company. Common Stock shall also mean the Company's Series A Preferred Stock, par value $.001 per share, Series C Preferred Stock, par value $.001 per share, and Series D Preferred Stock, par value $.001 per share, on an as-converted basis. The dividend is payable on June 1, 2000 (the "Record Date") to stockholders of record of shares of Common Stock at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at an exercise price of $18.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in a rights agreement, dated as of May 16, 2000 (the "Rights Agreement"), between the Company and Stocktrans, Inc., a Pennsylvania corporation, as rights agent (the "Rights Agent").

         On August 4, 2002, the Company adopted Amendment No. 1 to the Rights Agreement, the terms of which are described below.

         On August 5, 2002, the Company adopted Amendment No. 2 to the Rights Agreement, the terms of which are described below.

         Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the shares of Common Stock.

         The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (A) the close of business on the tenth day after the first date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire beneficial ownership of (i) thirteen percent (13%) or more of the shares of Common Stock then outstanding, in the case of a person or group that as of May 16, 2000 is a beneficial owner of ten percent (10%) or less of the Common Stock outstanding as of May 16, 2000, (ii) an additional three percent (3%) of the Common Stock then outstanding, in the case of a person or group that as of May 16, 2000 is a beneficial owner of greater than ten percent (10%), but less than seventeen percent (17%), of the Common Stock outstanding as of May 16, 2000, (iii) twenty percent (20%) or more of the Common Stock then outstanding, in the case of a person or group that as of May 16, 2000 is beneficial owner of at least seventeen percent (17%), but no greater than twenty percent (20%), of the Common Stock outstanding as of May 16, 2000 or (iv) a greater percentage of the Common Stock then outstanding than is currently owned by such person or group, in the case of a person or group that as of May 16, 2000 is a beneficial owner of twenty percent (20%) or more of the Common Stock outstanding as of May 16, 2000 (the date of such announcement being the "Stock Acquisition Date" and the person or persons acquiring the applicable percentages or more of outstanding Common Stock being an "Acquiring Person"), or (B) the close of business on the tenth business day (or such later date as the Board shall determine) after the date that a tender or exchange offer by a person (other than the Company, any subsidiary of the Company, any employee benefit plan of

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the Company or of any subsidiary of the Company, or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published, sent or given, if upon consummation thereof, such person would become an Acquiring Person (the earlier of such dates being called the "Distribution Date"). In accordance with Amendment No. 2, a Distribution Date shall not have occurred solely by virtue of (i) the execution of the Merger Agreement (defined below), (ii) the acquisition of any shares of capital stock of the Company pursuant to the Merger Agreement or (iii) the consummation of any other transactions contemplated by the Merger Agreement. In addition, Amendment No. 2 limits the scope of what constitutes an Acquiring Person by deleting the words "or announces its intent to acquire" thereby restricting its application to only the person or persons acquiring the applicable percentages or more of outstanding Common Stock of the Company.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Company as described below, will expire at the earlier of the close of business on May 31, 2010 or after the effective date of Amendment No. 2, the date on which a Merger (as defined in Amendment No. 2) is consummated.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

         In the event that any person at any time after the Rights Dividend Declaration Date shall become an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to any of the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $18.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $36.00 worth of Common Stock (or other consideration, as noted above) for

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$18.00. Assuming that the Common Stock had a per share value of $1.80 at such time, the holder of each valid Right would be entitled to purchase 20 shares of Common Stock for $18.00.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction, (ii) any person merges with and into the Company and the Company shall be the surviving entity and in connection with the merger all or a part of the Company's common stock shall be changed into or exchanged for other securities, cash or other property, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. Clauses (i) and (ii) of the preceding sentence will not apply to a merger which follows an offer approved by the independent directors in the manner described in the second preceding paragraph. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for shares of Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         At any time until ten days following the Stock Acquisition Date or the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable, at the election of the Company, in cash, Common Stock or such other consideration as the Board of Directors may determine). If the Board of Directors authorizes redemption of the Rights on or after the time a person becomes an Acquiring Person or on or after the date of a change in a majority of the directors in office at the commencement of a proxy or consent solicitation if it is determined that any person who is a participant in such solicitation intends to take, or may consider taking, any action which would result in such person becoming an Acquiring Person or which would cause the occurrence of a Triggering Event, then such redemption must be authorized by a majority of the Continuing Directors. Continuing Directors are directors who are not Acquiring Persons or representatives, affiliates or associates of an Acquiring Person, and were members of the Board of Directors prior to the date of this Agreement, or recommended or approved by a majority of such persons and the persons whom they have recommended or approved. In addition, at any time after any person becomes an Acquiring Person, at the election of the Board of Directors of the Company, the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) may be exchanged, in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. Immediately upon the action of the Board of Directors of the Company authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and the Rights will only enable holders to receive the shares issuable upon such exchange.

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         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder (which lengthening or shortening may be subject to approval by a majority of the Continuing Directors) or in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen
(A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person).

         Each share of outstanding Common Stock on May 16, 2000 will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

         The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders. In addition, the Rights should not interfere with a proxy contest.

         In connection with the negotiation of an Agreement and Plan of Merger by and between Socrates Acquisition Corporation and the Company (the "Merger Agreement"), the Company and the Rights Agent entered into Amendment No. 1 to the Rights Agreement ("Amendment No. 1"), dated as of August 4, 2002, which amended the Rights Agreement to provide, among other things, that until two business days after receiving written notice from the Company stating that negotiations between the Company and the following persons regarding a contemplated merger have been terminated without having executed a definitive merger agreement (a "Termination Event"), none of (a) A.J. Clegg, John Frock, Robert Zobel and Scott Clegg, (b) Socrates Acquisition Corporation, Cadigan Investment Partners, Inc. and Gryphon Partners II, L.P. or (c) any lenders who participate with the persons described in clause (b), shall become an Acquiring Person as a result of discussions and negotiations between such persons and the special committee of the Board of Directors of the Company regarding a consensual merger transaction. In addition, prior to a Termination Event, none of the persons described in clauses (a), (b) or (c) above either individually, collectively or in any combination, shall be deemed to be a beneficial owner of or to beneficially own any securities beneficially owned by any other person described in clauses (a), (b) or (c) above regardless of any agreements or arrangements among such persons, and in accordance with Amendment No. 2, by virtue of or as a result of (i) any actions taken in furtherance of the formation of a group consisting solely of persons described in clauses (a), (b) or (c) above in connection with the Merger Agreement and the transactions contemplated thereby, (ii) the execution of the Merger Agreement, (iii) the acquisition of any shares of capital stock of the Company pursuant to the Merger Agreement or the consummation of the Merger, or (iv) the consummation of the other transactions contemplated by the Merger Agreement.

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         In connection with the execution of the Merger Agreement, the Company and the Rights Agent entered into Amendment No. 2 to the Rights Agreement ("Amendment No. 2"), dated as of August 5, 2002, which amended the Rights Agreement, as amended by Amendment No. 1, to provide that prior to the Merger Agreement terminating in accordance with its terms, none of the persons described in clauses (a), (b) or (c) of the paragraph above shall become an Acquiring Person as a result of (i) the execution of the Merger Agreement, (ii) the acquisition of any shares of capital stock of the Company pursuant to the Merger Agreement or (iii) the consummation of any other transactions contemplated by the Merger Agreement.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate, is attached as an exhibit to the Form 8-A filed with the Securities and Exchange Commission (the "SEC") on May 30, 2000. Amendment No. 1 is attached an exhibit to the Form 8-A/A filed with the SEC on August 19, 2002. Amendment No. 2 is attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.

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Item 2 Exhibits.

Exhibit No.       Description

4.1 Rights Agreement, dated as of May 16, 2000, between Nobel Learning Communities, Inc. and Stocktrans, Inc., as Rights Agent (incorporated by reference to Exhibit 1.1 of Registrant's Form 8-A filed on May 30, 2000).

4.2 Amendment No. 1 to the Rights Agreement of Nobel Learning Communities, Inc., dated as of August 4, 2002, between Nobel Learning Communities, Inc. and Stocktrans, Inc., as Rights Agent (incorporated by reference to
       Exhibit 4.2 of Registrant's Form 8-A/A filed on August 19, 2002).

4.3 Amendment No. 2 to the Rights Agreement of Nobel Learning Communities, Inc., dated as of August 5, 2002, between Nobel Learning Communities, Inc. and Stocktrans, Inc., as Rights Agent.

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                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                NOBEL LEARNING COMMUNITIES, INC.


                                                By: /s/ A. J. Clegg
                                                   ----------------------------
                                                   Name:  A. J. Clegg
                                                   Title: Chairman and Chief
                                                          Executive Officer

Dated:  August 19, 2002

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                                  EXHIBIT INDEX

Exhibit No.       Description

4.1 Rights Agreement, dated as of May 16, 2000, between Nobel Learning Communities, Inc. and Stocktrans, Inc., as Rights Agent (incorporated by reference to Exhibit 1.1 of Registrant's Form 8-A filed on May 30, 2000).

4.2 Amendment No. 1 to the Rights Agreement of Nobel Learning Communities, Inc., dated as of August 4, 2002, between Nobel Learning Communities, Inc. and Stocktrans, Inc., as Rights Agent (incorporated by reference to
       Exhibit 4.2 of Registrant's Form 8-A/A filed on August 19, 2002).

4.3 Amendment No. 2 to the Rights Agreement of Nobel Learning Communities, Inc., dated as of August 5, 2002, between Nobel Learning Communities, Inc. and Stocktrans, Inc., as Rights Agent.